FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group’s Mega Image Acquires 14 Supermarkets in Romania

BRUSSELS, Belgium, March 31, 2008—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, announced today that it has entered into an agreement to acquire La Fourmi, which operates 14 supermarkets in Bucharest, through its fully-owned subsidiary Mega Image. This highly complementary acquisition allows Mega Image to strengthen its leading position in Bucharest, the capital of Romania.

John Kyritsis, General Manager of Mega Image, commented: “This transaction fits perfectly into Mega Image’s strategy of growing via well-located stores in urban areas. The 14 La Fourmi stores will strengthen our store network. We also expect sizable sales opportunities and buying synergies from this acquisition.”

In 2005, Global Finance, a Greek private equity fund, took an 80% stake in La Fourmi. This stake was then further raised to the level of approximately 90%. The remaining 10% belonged to private investors. The purchase price for 100% ownership of La Fourmi is EUR 18.6 million, subject to contractual adjustments. The acquisition includes real estate ownership of four stores.

La Fourmi was the first supermarket chain to open in Bucharest in 1992. For 2007, it is estimated that the revenues of the 14 acquired stores amount to approximately EUR 30 million. The 14 stores, which have a size of 350 to 500 square meters, will be converted to Mega Image supermarkets. Thanks to the proximity of the acquired stores within Bucharest, Mega Image’s existing distribution center will be used to serve those stores.

Renaud Cogels, Chief Executive Officer of Delhaize Group Southeastern Europe said: “With this acquisition, as well as with the acquisition of Plus Hellas in Greece in January, Delhaize Group shows its commitment to reinforce its presence in the Balkans. The acquisition of these 14 stores gives us the opportunity to strengthen our position in Romania and in particular in Bucharest, a city in rapid expansion.”

The acquisition of La Fourmi is subject to customary conditions, including the approval by the Romanian antitrust authorities. The transaction is expected to close in the second quarter of 2008.

At the end of 2007, Mega Image’s network consisted of 22 stores, 19 in Bucharest, 2 in Constanta and 1 in Ploiesti. The number of employees at the end of 2007 was approximately 1,200 people. Delhaize Group acquired a 51% stake in Mega Image in 2000. In 2004, Mega Image became fully-owned by Delhaize Group.

Delhaize Group

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group’s revenues amounted to EUR 19.0 billion. In 2007, Delhaize Group posted EUR 410.1 million in net profit. At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic acquisitions, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, regulatory review of transactions, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 31, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President